

Mail Stop 3720

September 16, 2009

Mr. David Christian
Chief Executive Officer
Sanswire Corp.
101 NE 3rd Ave., Suite 1500
Fort Lauderdale, FL 33301

> **Re:** **Sanswire Corp.**
> **Item 4.02 Form 8-K**
> **Filed September 14, 2009**
> **File No. 001-32509**

Dear Mr. Christian:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K
Item 4.02

1.   We note that you intend to file restated financial statements and have done so for certain periods in the 10-Q for the period ending June 30, 2009, filed on September 14, 2009. Please tell us how, and when, you will file restated financial statements for all other periods required.

2.   Your disclosures provide little quantitative insight into the significance of your misstatements for any of the periods to be restated. Please amend your filing to disclose the amount of the errors you have discovered to date that resulted in your determination that your financial statements filed for the periods from 2007 through your most recently filed 10-Q, for the quarter ended June 30, 2009, should no longer be relied upon.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Melissa Kindelan, Staff Accountant at (202) 551-3564.

Sincerely,

Larry Spirgel
Assistant Director